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                                                                    Exhibit A(8)

FOR IMMEDIATE RELEASE:

        CONTACT:
        --------
        HASBRO:   Wayne S. Charness (News Media)            401-727-5983
                  Renita E. O'Connell (Investor Relations)  401-727-5401

        GALOOB:   Kathleen R. McElwee                       650-952-1678 x2210


         HASBRO ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR GALOOB TOYS

                  PAWTUCKET, RI, October 2, 1998 -- Hasbro, Inc. [ASE:HAS] announced today that New HIAC II Corp., its wholly owned subsidiary, has commenced a cash tender offer to purchase all of the outstanding shares of Galoob Toys, Inc. [NYSE:GAL] at a price of $12 per share.

                  The offer is being made pursuant to the previously announced merger agreement among New HIAC II Corp., Hasbro, Inc. and Galoob Toys, Inc. The offer is conditioned upon, among other things, the tender of at least a majority of the shares of common stock outstanding on a diluted basis and the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, October 30, 1998, unless the offer is extended. D.F. King & Co., Inc. is acting as the Information Agent in connection with the offer.

                  In addition, Hasbro announced that it has entered into agreements with the Lucas companies whereby Hasbro's existing agreements with Lucas would be amended to add Galoob's rights, effective upon the consummation of the tender offer.

                  Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool(R), Kenner(R), Tonka(R), OddzOn(R), Super Soaker(R), Milton Bradley(R), Parker Brothers(R), Tiger(TM) and Hasbro Interactive(TM) products, provide children and families with the highest quality and most recognizable toys and games in the world.

                  Galoob Toys, Inc. designs, develops, markets and sells high quality toys worldwide. For more information about the Company and its products, visit Galoob's World Wide Web site at http://www.galoob.com.

                  This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which is being mailed to stockholders today. Additional copies of such documents can be obtained by contacting the Information Agent at (800) 755-3107.